Mail Stop 3561

September 8, 2009

Mr. Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

> **Re:** **athenahealth, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **File No. 001-33689**

Dear Mr. Bush:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 61

1. You state in your risk factors that the "current economic situation" could cause a decrease in client revenue and that your recent revenue growth is not a guarantee of your future performance "especially in light of current economic conditions." Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the economic environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, with a view to discussing whether you expect to be able to sustain increases in revenues from business services by continuing to grow the number of physicians using your services.

Exhibits

2. With your next periodic report, please file complete copies of your material agreements filed as exhibits, including all exhibits, attachments and schedules to these agreements. As an example only, we note that you have not filed the exhibits and schedules to your Credit Agreement listed as Exhibit 10.24 in your exhibit index. See Item 601(b)(10) of Regulation S-K.

3. Please correct the filing date of the Form 10-Q identified in footnote (vi) of the exhibit index.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Determination of Executive Compensation Awards, page 22

4. Please revise your disclosure to explain why the compensation committee determined to pay your named executive officers at the 60th percentile of the Axiom market survey results for base salary compensation, at the 60th percentile of the Axiom market survey results for total cash compensation for achievement of pre-defined performance objectives, and at the 75th percentile of the Axiom

market survey results for total cash compensation for superior achievement in excess of these pre-defined objectives.

Cash Incentives (sic) Awards, page 24

2008 Awards, page 24

5. We note your indication that you have not disclosed all of your specific performance measures and targets with respect to your Corporate and Growth Scorecards because you believe that such disclosure would result in serious competitive harm. Please provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Adjusted Net Income Scorecard, page 26

6. Please revise to disclose the ultimate GAAP net income amount that you based the bonus issuance upon after you made the adjustments you disclose.

Related Person Transactions, page 46

Policies for Approval of Related Person Transactions, page 46

7. You state that transactions with related persons must be approved by your audit committee or another group of directors; you also state that transactions with related persons may be entered into if the Chief Financial Officer confirms that no further approvals are necessary in order to enter into the transactions. Please clarify your disclosure to indicate who must approve a related person transaction before it is entered into and why the audit committee versus the Board of Directors might be required to approve a transaction, the types of approvals considered by the Chief Financial Officer when determining whether a related person transaction may be entered into, and the standards and criteria that are considered when determining whether to approve a related person transaction. Refer to Item 404(b) of Regulation S-K.

Investment, page 47

8. We note that you invested in a newly formed corporation of which two of your directors are members of the board, in which one of your directors invests and in which one of you major stockholders invests. In your next periodic report, please file as an exhibit any agreement(s) evidencing this related party transaction or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Mr. Jonathan Bush
athenahealth, Inc.
September 8, 2009
Page 4

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director